Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, May 1, 2012

FIRST QUARTER FINANCIAL RESULTS

(Note: All dollar amounts in this news release are expressed in U.S. dollars, except as otherwise noted. The financial results are reported under International Financial Reporting Standards, except as otherwise noted.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces a net loss of $1.3 million in the first quarter of 2012 ($0.69 net loss per diluted share) compared to a net loss of $240.6 million in the first quarter of 2011 ($12.42 net loss per diluted share), reflecting improved underwriting results (with a consolidated combined ratio below 100%) and lower investment losses, partially offset by lower interest and dividend income. Book value per share decreased to $354.79 at March 31, 2012 from $364.55 at December 31, 2011 (an increase of 0.1% adjusted for the $10 per common share dividend paid in the first quarter of 2012).

“We had a much improved underwriting result on increased premiums, but our defensive investment position through our hedging strategy resulted in a small unrealized investment loss as the markets moved higher in the first quarter,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax, “and we again finished the quarter with cash and marketable securities at the holding company of $1 billion. We continue to maintain our equity hedges as we remain very concerned about the economic outlook over the next few years.”

Highlights in the first quarter (with comparisons to the first quarter of 2011) included the following:

•

The combined ratio of the insurance and reinsurance operations was 98.7% on a consolidated basis, producing an underwriting profit of $17.5 million, compared to a combined ratio and underwriting loss of 128.6% and $350.2 million respectively in 2011. Underwriting results in 2011 were negatively affected by catastrophe losses, primarily related to losses from the Japanese and New Zealand earthquakes and Australian flood losses.

•	Net premiums written by the insurance and reinsurance operations increased 8.7% (5.7% excluding acquisitions) to $1,521.6 million from $1,399.7 million in 2011.

•

Operating income of the insurance and reinsurance operations (excluding net losses on investments) increased to $103.4 million from an operating loss of $240.2 million in 2011, primarily as a result of the improved underwriting results.

•

Interest and dividend income of $129.6 million decreased 27.4% from $178.5 million in 2011, primarily because of significantly increased holdings of low-yielding cash and short term investments ($6,102.5 million at March 31, 2012 compared to $3,613.8 million at March 31, 2011) resulting from sales of higher-yielding securities, principally government bonds. Interest income as reported is unadjusted for the positive tax effect of the company’s significant holdings of tax-advantaged debt securities (holdings of $4,980.9 million at March 31, 2012 compared to $4,883.9 million at December 31, 2011).

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

•	Net investment losses of $40.9 million in 2012 ($101.5 million in 2011) consisted of the following:

	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity and equity-related investments	65.5	772.5	838.0
Equity hedges	—	(822.6)	(822.6)

Equity and equity-related investments after equity hedges	65.5	(50.1)	15.4
Bonds	9.7	22.9	32.6
CPI-linked derivatives	—	(68.0)	(68.0)
Other	20.3	(41.2)	(20.9)

	95.5	(136.4)	(40.9)

•

On March 21, 2012, the company completed an offering of 9.5 million Series K preferred shares yielding 5% per annum for the initial five years for aggregate net proceeds after commissions and expenses of approximately Cdn$230 million.

•

The company held $1,015.7 million of cash, short term investments and marketable securities at the holding company level ($1,000.4 million net of short sale and derivative obligations) at March 31, 2012, compared to $1,026.7 million ($962.8 million net of short sale and derivative obligations) at December 31, 2011.

•	The company’s total debt to total capital ratio remained effectively the same at 26.5% at March 31, 2012 (26.4% at December 31, 2011).

•	At March 31, 2012, common shareholders’ equity was $7,215.2 million, or $354.79 per basic share, compared to $7,427.9 million, or $364.55 per basic share, at December 31, 2011.

•	Subsequent to quarter-end, the company repurchased its $86.3 million of maturing debt at par.

Fairfax holds significant investments in equity and equity-related securities. In response to the significant appreciation in equity market valuations and uncertainty in the economy, the company has hedged its equity investment exposure by entering into total return swaps referenced to the Russell 2000 index (at an average Russell 2000 index value of 662.22) and swap contracts referenced to the S&P 500 index (at an average S&P 500 index value of 1,071.96). At March 31, 2012, equity hedges represented approximately 102.5% of the company’s equity and equity-related holdings. The market value and the liquidity of these hedges are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.

There were 20.4 million weighted average shares outstanding during the first quarters of 2012 and 2011. At March 31, 2012, there were 20,336,449 common shares effectively outstanding.

Summarized (without notes) condensed interim consolidated balance sheets and statements of earnings and comprehensive income, along with segmented premium and combined ratio information, follow and form part of this news release. Fairfax’s detailed first quarter report can be accessed at its website www.fairfax.ca.

As previously announced, Fairfax will hold a conference call to discuss its first quarter results at 8:30 a.m. Eastern time on Wednesday, May 2, 2012. The call, consisting of a presentation by the company followed by a question period, may be accessed at (800) 857-9641 (Canada or U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Wednesday, May 16, 2012. The replay may be accessed at (866) 393-0864 (Canada or U.S.) or 1 (203) 369-0431 (International).

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:	John Varnell, Chief Financial Officer, at (416) 367-4941

Media Contact
Paul Rivett, Vice President, at (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if our loss reserves (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favorable terms, if at all; loss of key employees; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with the current purported class action litigation; risks associated with our pending civil litigation; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and failures or security breaches of our computer and data processing systems. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

CONSOLIDATED BALANCE SHEETS

as at March 31, 2012 and December 31, 2011

(unaudited – US$ millions)

	March 31, 2012	December 31, 2011
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $127.0; December 31, 2011 – $249.0)	1,015.7	1,026.7
Insurance contract receivables	1,980.7	1,735.4

	2,996.4	2,762.1

Portfolio investments
Subsidiary cash and short term investments	5,424.2	6,199.2
Bonds (cost $9,485.3; December 31, 2011 – $9,515.4)	10,725.4	10,835.2
Preferred stocks (cost $539.5; December 31, 2011 – $555.6)	568.5	563.3
Common stocks (cost $4,090.0; December 31, 2011 – $3,867.3)	4,311.2	3,663.1
Investments in associates (fair value $1,415.7; December 31, 2011 – $1,271.8)	989.1	924.3
Derivatives and other invested assets (cost $523.3; December 31, 2011 – $511.4)	316.3	394.6
Assets pledged for short sale and derivative obligations (cost $870.7; December 31, 2011 – $810.1)	925.7	886.3

	23,260.4	23,466.0

Deferred premium acquisition costs	440.7	415.9
Recoverable from reinsurers (including recoverables on paid losses – $381.0; December 31, 2011 – $313.2)	4,358.2	4,198.1
Deferred income taxes	666.3	628.2
Goodwill and intangible assets	1,176.1	1,115.2
Other assets	974.9	821.4

	33,873.0	33,406.9

Liabilities
Subsidiary indebtedness	3.1	1.0
Accounts payable and accrued liabilities	1,736.2	1,656.2
Income taxes payable	59.0	21.4
Short sale and derivative obligations (including at the holding company – $15.3; December 31, 2011 – $63.9)	113.6	170.2
Funds withheld payable to reinsurers	430.8	412.6

	2,342.7	2,261.4

Insurance contract liabilities	20,053.3	19,719.5
Long term debt	3,040.2	3,017.5

	23,093.5	22,737.0

Equity
Common shareholders’ equity	7,215.2	7,427.9
Preferred stock	1,166.4	934.7

Shareholders’ equity attributable to shareholders of Fairfax	8,381.6	8,362.6
Non-controlling interests	55.2	45.9

Total equity	8,436.8	8,408.5

	33,873.0	33,406.9

CONSOLIDATED STATEMENTS OF EARNINGS

for the three months ended March 31, 2012 and 2011

(unaudited – US$ millions except per share amounts)

	2012	2011
Revenue
Gross premiums written	1,807.6	1,810.4

Net premiums written	1,521.6	1,519.2

Net premiums earned	1,339.5	1,348.7
Interest and dividends	129.6	178.5
Share of profit (loss) of associates	(8.7)	(6.6)
Net gains (losses) on investments	(40.9)	(101.5)
Other revenue	205.0	154.4

	1,624.5	1,573.5

Expenses
Losses on claims, gross	1,102.0	1,599.5
Less ceded losses on claims	(203.2)	(298.4)

Losses on claims, net	898.8	1,301.1
Operating expenses	269.8	279.9
Commissions, net	206.1	186.8
Interest expense	52.9	53.2
Other expenses	199.2	148.6

	1,626.8	1,969.6

Earnings (loss) before income taxes	(2.3)	(396.1)
Income tax recovery	(2.4)	(156.6)

Net earnings (loss)	0.1	(239.5)

Attributable to:
Shareholders of Fairfax	(1.3)	(240.6)
Non-controlling interests	1.4	1.1

	0.1	(239.5)

Net earnings (loss) per share	$(0.69)	$(12.42)
Net earnings (loss) per diluted share	$(0.69)	$(12.42)
Cash dividends paid per share	$10.00	$10.00
Shares outstanding (000) (weighted average)	20,356	20,440

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the three months ended March 31, 2012 and 2011

(unaudited – US$ millions)

	2012	2011
Net earnings (loss)	0.1	(239.5)

Other comprehensive income (loss), net of income taxes
Change in unrealized foreign currency translation gains (losses) on foreign operations(1)	45.8	25.6
Change in gains and losses on hedge of net investment in foreign subsidiary(2)	(19.9)	(14.6)
Share of other comprehensive income (loss) of associates(3)	(4.8)	5.6

Other comprehensive income (loss), net of income taxes	21.1	16.6

Comprehensive income (loss)	21.2	(222.9)

Attributable to:
Shareholders of Fairfax	19.6	(223.9)
Non-controlling interests	1.6	1.0

	21.2	(222.9)

(1)	Net of income tax recovery of $0.9 (2011 – $8.3).
(2)	Net of income tax recovery of nil (2011 – nil).
(3)	Net of income tax expense of $1.0 (2011 – $0.4).

SEGMENTED INFORMATION

(unaudited – US$ millions)

Net premiums written and net premiums earned by the insurance and reinsurance operations in the first quarters of 2012 and 2011 were:

Net Premiums Written

	First quarter
	2012	2011

Insurance – Canada (Northbridge)	201.6	258.4
– U.S. (Crum & Forster and Zenith National)	564.0	450.7
– Asia (Fairfax Asia)	72.8	61.3
Reinsurance – OdysseyRe	525.9	509.9
Insurance and Reinsurance – Other	157.3	119.4

Insurance and reinsurance operations	1,521.6	1,399.7

Net Premiums Earned

	First quarter
	2012	2011

Insurance – Canada (Northbridge)	252.0	268.0
– U.S. (Crum & Forster and Zenith National)	418.5	339.6
– Asia (Fairfax Asia)	53.4	41.2
Reinsurance – OdysseyRe	487.0	451.9
Insurance and Reinsurance – Other	127.3	126.1

Insurance and reinsurance operations	1,338.2	1,226.8

Combined ratios of the insurance and reinsurance operations in the first quarters of 2012 and 2011 were:

	First quarter
	2012	2011

Insurance – Canada (Northbridge)	103.8%	103.6%
– U.S. (Crum & Forster and Zenith National)	109.2%	110.5%
– Asia (Fairfax Asia)	92.2%	85.9%
Reinsurance – OdysseyRe	86.9%	150.3%
Insurance and Reinsurance – Other	101.7%	166.3%

Insurance and reinsurance operations	98.7%	128.6%